Exhibit 10.5

SCOTT'S LIQUID GOLD-INC.
1998 STOCK OPTION PLAN
NONQUALIFIED STOCK OPTION AGREEMENT

OPTIONEE:

DATE OF GRANT:

AGREEMENT between Scott's Liquid Gold-Inc. (the "Company"), and the above named Optionee ("Optionee"), an employee of the Company or a Subsidiary thereof.

The Company and Optionee agree as follows:

Grant of Option.
Optionee is hereby granted a nonqualified stock option (the "Option") to purchase Common Stock of the Company pursuant to the Scott's Liquid Gold-Inc. 1998 Stock Option Plan (the "Plan"). The Option and this Agreement are subject to and shall be construed in accordance with the terms and conditions of the Plan, as now or hereinafter in effect. Any terms which are used in this Agreement without being defined and which are defined in the Plan shall have the meaning specified in the Plan. This Option is not intended to qualify as an incentive stock option within the meaning of Code Section 422.

Date of Grant.
The date of the grant of the Option is the date first set forth above.

Number and Price of Shares.
The number of shares as to which the Option is granted is the number set forth in Schedule 3A to this Agreement. The purchase price per share is the amount set forth in Schedule 3B to this Agreement.

Expiration Date.
Unless sooner terminated as provided in Section 5.4, Section 9 or Section 10 of the Plan, the Option shall expire and terminate on the date set forth in Schedule 4 to this Agreement, and in no event shall the Option be exercisable after that date.

Manner of Exercise.
Except as provided in this Agreement, the Option shall be exercisable, in whole or in part, from time to time, in the manner provided in Section 8 of the Plan.

Time of Exercise.
(a)   The Option granted hereby shall become vested in and exercisable by Optionee in the installments, on the dates and subject to the conditions set forth in

Schedule 6 to this Agreement; provided, however, that Optionee must have been continuously employed by the Company or a Subsidiary thereof from the date of grant of the Option until the date specified on Schedule 6 or until the conditions specified on Schedule 6 have been satisfied.

(b)   Upon a Change in Control, this Option shall become fully and immediately vested and exercisable. For purposes of this Option, "Change in Control" means, as may be further limited by Code Section 409A, the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following:

(i)   Any third person, including a "group" as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, becomes the beneficial owner of shares of the Company having 50% or more of the total number of votes that may be cast for the election of Directors of the Company.

(ii)   The stockholder(s) of the Company approve: (i) any agreement for a merger or consolidation of the Company with another entity, provided that there shall be no change of control if the persons and entities who were the stockholders of the Company immediately before such merger or consolidation continue to own, directly or indirectly, more than two-thirds of the outstanding voting securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the voting securities of the Company outstanding immediately before such merger or consolidation; (ii) any sale, exchange or other disposition of all or substantially all of the Company's assets; or (iii) a plan of complete dissolution or liquidation of the Company (or a complete dissolution or liquidation of the Company shall otherwise occur).

(iii)   There is a consummated sale, exchange or other disposition of greater than 50% in fair market value of the Company's assets, other than in the ordinary course of business, whether in a single transaction or a series of related transactions.

In determining whether subsection (a) has been satisfied, the third person owning shares must be someone other than a person or an affiliate of a person that, as of March 31, 2005, was the beneficial owner of shares of the Company having 20% or more of the total number of votes that may be cast for the election of Directors of the Company. Notwithstanding the foregoing, there shall not be a Change of Control for purposes of this Subsection (b) and thus no acceleration of vesting if (A) the transaction or transactions which would otherwise result in a Change of Control are not a complete dissolution or liquidation of the Company or stockholder approval of a complete dissolution or liquidation, (B) the persons and entities who are stockholders of the Company immediately before such transaction or transactions continue to own, directly or indirectly, more than 2/3 of the outstanding voting securities of the corporation resulting from such transaction or transactions in substantially the same proportion as their ownership of the voting securities of the Company outstanding immediately before such transaction or transactions and (C) the Company and its Subsidiaries continue operations of an active business immediately after such transaction or transactions. The

Committee's reasonable determination as to whether an event described in this subsection (b) has occurred shall be final and conclusive.

Nontransferability of Option.

The Option is not transferable by Optionee other than by Will or the laws of descent and distribution, and the Option shall be exercisable during Optionee's lifetime only by Optionee. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option contrary to the provisions hereof, or upon the levy of any attachment or similar process upon the Option, the Option shall immediately become null and void.

Withholding for Taxes.

Optionee shall reimburse the Company, in cash or by personal check to the order of the Company, for any federal, state or local taxes required by law to be withheld with respect to the exercise of the Option. The Company or the Subsidiary by whom Optionee is employed shall have the right to deduct from any salary or other payments to be made to Optionee any federal, state or local taxes required by law to be so withheld. The Company's obligation to deliver a certificate representing the Common Stock acquired upon exercise of the Option is subject to the payment by Optionee of any applicable federal, state and local withholding tax.

Legends.

Certificates representing Common Stock acquired upon exercise of this Option may contain such legends and transfer restrictions as the Company shall deem reasonably necessary or desirable, including, without limitation, legends restricting transfer of the Common Stock until there has been compliance with federal and state securities laws.

Employee Benefits.

Optionee agrees that the grant and vesting of the Option and the receipt of shares of Common Stock upon exercise of the Option will constitute special incentive compensation that will not be taken into account as "salary" or "compensation" or "bonus" in determining the amount of any payment under any pension, retirement, profit sharing or other remuneration plan of the Company or any Subsidiary.

Amendment.

Subject to the terms and conditions of the Plan, the Board of Directors may modify the Option, or accept the surrender of the Option to the extent not theretofore exercised and authorize the granting of new Options in substitution therefor, except that no such action shall diminish or impair the rights under the Option without the consent of the Optionee.

Interpretation.

The interpretations and constructions of any provision of and determinations on any question arising under the Plan or this Agreement shall be made by the Board of Directors, and all such interpretations, constructions and determinations shall be final and conclusive as to all parties.

Receipt of Plan.

By entering into this Agreement, Optionee acknowledges: (i) that he or she has received and read a copy of the Plan; and (ii) that this Agreement is subject to and shall be construed in accordance with the terms and conditions of the Plan, as now or hereinafter in effect.

Governing Law.

This Agreement shall be construed and shall take effect in accordance with the laws of the State of Colorado, without regard to the conflicts of laws rules of such State.

Miscellaneous.

This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto. All notices or other communications which are required to be given or may be given to either party pursuant to the terms of this Agreement shall be in writing and shall be delivered personally or by registered or certified mail, postage prepaid, to the address of the parties as set forth following the signature of such party. Notice shall be deemed given on the date of delivery in the case of personal delivery or on the delivery or refusal date as specified on the return receipt in the case of registered or certified mail. Either party may change its address for such communications by giving notice thereof to the other party in conformity with this Section 15.

IN WITNESS WHEREOF, the Company by a duly authorized officer of the Company and Optionee have executed this Agreement on _____, effective as of the date of grant.

SCOTT'S LIQUID GOLD-INC.

By: _____
By: Mark E. Goldstein
Title: Chairman of the Board, President, and
        C.E.O.

OPTIONEE

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«FirstName» «Middle» «LastName»

SCHEDULES
TO
NONQUALIFIED STOCK OPTION AGREEMENT

Schedule

3A   Number of Shares of Stock:

3B   Purchase Price per Share: $

4   Expiration Date:

6   Vesting Schedule: The following shall vest monthly on the same date in the month as the Date of Grant, commencing one month after the Date of Grant: 1/48 of the total number of shares subject to this Option.

7   Additional Conditions to Vesting: Notwithstanding the foregoing, no portion of the Option shall be vested and exercisable until the following conditions have been satisfied: None

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Optionee Name
Street Address
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